                                                                  EXHIBIT (a)(1)

                           KORN/FERRY INTERNATIONAL

  Offer to Exchange Certain Outstanding Options to Purchase Common Stock, Par
   Value $0.01 Per Share, of Korn/Ferry International and Stock Appreciation Rights, Having an Exercise or a Base Price of More Than $13.00, for Replacement
                     Options or Stock Appreciation Rights

       ----------------------------------------------------------------
         THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M., EASTERN
             TIME, ON MARCH 25, 2002 UNLESS THE OFFER IS EXTENDED.
       ----------------------------------------------------------------

Korn/Ferry International, which we refer to as Korn/Ferry, we or us, is offering to exchange certain outstanding options to purchase shares of our common stock and stock appreciation rights granted to our current employees under the Korn/Ferry International Performance Award Plan, as amended (the "plan"), having an exercise or a base price of more than $13.00, for replacement options or stock appreciation rights that we will grant under the plan. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The terms and conditions for exchanging stock appreciation rights will be the same as the terms and conditions for exchanging options as described below.

Under the terms of the offer, eligible participants will be given an opportunity to exchange their existing options for replacement options that will be granted on or about the first business day that is at least six months and one day following the date when we cancel the options accepted for exchange (the "replacement grant date") and will have an exercise price equal to the closing market price of our common stock on the New York Stock Exchange (the "market price") on the replacement grant date. The number of shares of common stock subject to replacement options to be granted will equal the number of shares of common stock subject to the existing options that are exchanged divided by the following swap ratio corresponding to the applicable exercise price of the existing options that are exchanged:

             Current Exercise Price Range          Swap Ratio
             ------------------------------        --------------
             $13.00 and below                      Not applicable
             $13.01-$15.00                         1.50
             $15.01-$20.00                         1.75
             $20.01-$25.00                         2.50
             $25.01-$30.00                         3.00
             $30.01 and above                      3.50

Replacement options exchanged for vested options will first vest on the date six months following the replacement grant date assuming you are still employed by us on such vesting date. Replacement options exchanged for options which have not yet vested will vest in equal installments on the first and second anniversary dates of the replacement grant date assuming you are still employed by us on such vesting dates. In most cases, the replacement options will expire on the eighth anniversary of the replacement grant date. Replacement options granted in exchange for existing options that were originally granted in connection with our initial public offering in February 1999 will expire four years after the replacement grant date. Replacement options granted to employees located in Switzerland will expire 10.5 years after the replacement grant date. Section 8 of this document contains a description of the terms of the replacement options.

If you choose to participate by exchanging any of your existing options, you must surrender for cancellation the options you wish to exchange. If we accept the options you surrender in the offer, we will grant you replacement options pursuant to a replacement stock option agreement between you and us if you are employed by us on the date of the grant. This offer is not conditioned upon a minimum number of options being elected for exchange. The offer is subject to certain conditions described in Section 6 of this document.

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should elect to exchange or refrain from electing to exchange your options. You must make your own decision whether to elect to exchange your options.

Shares of our common stock are quoted on the New York Stock Exchange under the symbol "KFY." On February 21, 2002, the closing market price of our common stock on the New York Stock Exchange was $6.45 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal by email to optionswap@kornferry.com.

                                   IMPORTANT

If you wish to elect to exchange your options, you must complete and sign the accompanying letter of transmittal in accordance with its instructions and send it and any other required documents for delivery by 9:00 p.m., Eastern Time, on March 25, 2002 (unless the offer is extended) to Louise Trammel by fax at (310) 553-8640 or by hand or mail at Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

We are not making this offer to, nor will we accept any election to exchange options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any election to exchange options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from electing to exchange your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                               TABLE OF CONTENTS

                                                                                                         Page
                                                                                                         ----
SUMMARY TERM SHEET.......................................................................................   1

    General Questions About the Offer....................................................................   1
    Specific Questions About the Existing Options........................................................   6
    Specific Questions About the Replacement Options.....................................................   7

THE OFFER................................................................................................  10

    1.     Number of Options; Expiration Date............................................................  10
    2.     Purpose of the Offer..........................................................................  11
    3.     Procedures for Electing to Exchange Options...................................................  12
    4.     Withdrawal Rights.............................................................................  12
    5.     Acceptance of Options for Exchange and Issuance of Replacement Options........................  13
    6.     Conditions of the Offer.......................................................................  14
    7.     Price Range of Common Stock Underlying the Options............................................  17
    8.     Source and Amount of Consideration; Terms of Replacement Options..............................  17
    9.     Information Concerning Korn/Ferry.............................................................  18
    10.    Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.....  20
    11.    Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer...........  23
    12.    Legal Matters; Regulatory Approvals...........................................................  24
    13.    Material Federal Income Tax Consequences......................................................  24
    14.    Extension of Offer; Termination; Amendment....................................................  25
    15.    Fees and Expenses.............................................................................  26
    16.    Additional Information........................................................................  26
    17.    Forward Looking Statements....................................................................  27

ANNEX A               SPECIAL TAX CONSEQUENCES FOR EMPLOYEES
                      OUTSIDE THE UNITED STATES

ATTACHMENTS           LETTER OF TRANSMITTAL
                      NOTICE OF WITHDRAWAL
                      GRANT DETAIL REPORT

                              SUMMARY TERM SHEET

The following section answers some of the questions that you may have about this offer. However, it is only a summary, and you should read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

GENERAL QUESTIONS ABOUT THE OFFER

1.   WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

We are offering to exchange certain stock options to purchase shares of Korn/Ferry common stock that are outstanding under the plan, having an exercise price of more than $13.00 for replacement options that we will grant in the future under the plan. We are also offering to exchange certain stock appreciation rights that are outstanding under the plan, having a base price of more than $13.00 for replacement stock appreciation rights as described in Question 4 below.
(Page 10)

2.   WHY ARE WE MAKING THE OFFER TO EXCHANGE?

We implemented the offer to exchange because a considerable number of employees have stock options, whether or not they are currently exercisable, that are priced significantly above the current and recent trading prices of our common stock. By making this offer to exchange outstanding options for replacement options that will have an exercise price equal to the market value of our common stock on the replacement grant date, we intend to provide our employees with the benefit of owning options that may have a greater potential to increase in value in a shorter time frame. We believe that this will create better performance incentives for our employees and more closely align the interests of our employees with those of our stockholders in increasing stockholder value.
(Page 11)

3.   WHO IS ELIGIBLE?

Except for members of Korn/Ferry's board of directors and executive officers, any current employee of Korn/Ferry who holds any stock options granted under the plan, having an exercise price of more than $13.00, is eligible to participate in the offer. If you hold stock appreciation rights, see Question 4 below. (Page 10)

4.   CAN I PARTICIPATE IF I HOLD STOCK APPRECIATION RIGHTS UNDER THE PLAN?

Yes. If you were granted stock appreciation rights under the plan with a base price greater than $13.00, you may exchange them for replacement stock appreciation rights. The terms and conditions for exchanging stock appreciation rights will be the same as the terms and conditions for exchanging options as described throughout this document. The terms of the replacement stock appreciation rights granted in this offer to exchange will be determined in a manner similar to that used to determine the terms of the replacement stock options. If you wish to exchange your existing stock appreciation rights, you should follow the same instructions provided for option holders.
(Page 10)

5.   ARE THE OVERSEAS EMPLOYEES ELIGIBLE TO PARTICIPATE?

Yes. However, special considerations may apply to employees located abroad. See Question 16 below and Annex A for more information.
(Page 24)

6.   HOW DOES THE EXCHANGE WORK?

If you wish to participate, you must surrender your existing options for exchange by delivering a completed and signed letter of transmittal to us by March 25, 2002. In return, you will receive replacement options on the replacement grant date with an exercise price equal to the closing market price of our common stock on the replacement grant date. The number of shares of common stock subject to the replacement options you will receive will equal the number of shares of common stock subject to the existing options you elect to exchange divided by the applicable swap ratio. The replacement options will have an exercise price, sometimes referred to as a strike price, vesting schedule and other terms and conditions that are different from those of the existing options. You may exchange any or all of your options that are eligible for exchange.
(Pages 10, 12, 13)

7.   WHAT DO I NEED TO DO TO PARTICIPATE IN THE OFFER TO EXCHANGE?

To participate, you must complete the accompanying letter of transmittal, sign it, and ensure that we receive it no later than 9:00 p.m., Eastern Time, on March 25, 2002. You may return your letter of transmittal to Louise Trammel by fax at (310) 553-8640 or by hand or mail at Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.
(Page 12)

8.   WHY CAN'T KORN/FERRY JUST REPRICE MY OPTIONS?

This exchange is not a stock option repricing in the traditional sense. In 1998, the Financial Accounting Standards Board adopted rules resulting in unfavorable accounting consequences for companies that reprice options. Repricing existing options would require us for financial reporting purposes to take a variable accounting charge to record additional compensation expense each quarter for increases in the price of our common stock subject to outstanding repriced options until the repriced options are exercised or canceled or expire. This could significantly harm our operating results. For example, the variable accounting charge, assuming 1,000,000 options and a $1.00 change in our stock price, would result in a $1 million pre-tax charge to our financial results. (Page 23)

9.   WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

Because of the large number of options currently outstanding at Korn/Ferry, a grant of additional options to each employee eligible to participate in the offer would have a severe dilutive impact on our outstanding shares and could have a severe dilutive impact on our earnings per share. Additionally, we have a limited pool from which we can grant options each calendar year without stockholder approval. Therefore, we must conserve our currently available options for new hires and ongoing grants.

10.  IF I PARTICIPATE, WHAT WILL HAPPEN TO MY CURRENT OPTIONS?

Options that you elect to exchange in this offer will be canceled promptly after 9:00 p.m., Eastern Time, on March 25, 2002. Subject to the conditions in this offer, your current options will be replaced by replacement options on the replacement grant date.

11.  WHAT IS THE DEADLINE TO ELECT TO EXCHANGE?

The deadline to participate in this offer is 9:00 p.m., Eastern Time, on March 25, 2002 unless we extend it. This means that we must receive your letter of transmittal by one of the three methods described above under Question 7 before that time. We may, at our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long. If we extend the offer, we will make an announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the offer. If we extend the offer beyond that time, you must deliver the letter of transmittal before the extended expiration of the offer.
(Page 12)

12.  WHAT WILL HAPPEN IF I DO NOT TURN IN MY LETTER OF TRANSMITTAL BY THE
     DEADLINE?

If you do not turn in your letter of transmittal by the deadline, you will have rejected the offer and you will not participate in the option exchange. All stock options currently held by you will remain outstanding at their original prices and on their original terms and you will not receive any replacement options.
(Page 12)

13.  DURING WHAT PERIOD OF TIME MAY I WITHDRAW MY PREVIOUS ELECTION FOR
     EXCHANGE?

You may withdraw your election to exchange options at any time before 9:00 p.m., Eastern Time, on March 25, 2002. If we extend the offer beyond that time, you may withdraw your election at any time until the extended expiration of the offer. To withdraw your election, you must deliver to us the accompanying written notice of withdrawal, completed and signed, by one of the three methods described above under Question 7 while you still have the right to withdraw your election. Once you have withdrawn your election, you may subsequently elect to exchange options before the deadline only by again following the letter of transmittal delivery procedures described above.
(Page 12)

14.  AM I ELIGIBLE TO RECEIVE FUTURE GRANTS IF I PARTICIPATE IN THIS EXCHANGE?

If we accept the options that you elect to exchange in the offer, then you will not be granted any additional options during the six-month period following the date we cancel the options to be exchanged. This is necessary to avoid incurring compensation expenses because of accounting rules that could apply to such interim option grants as a result of this offer. As a result, we expect to make our performance award grants on the same date as the replacement option grants.
(Page 23)

15.  HOW DOES THIS EXCHANGE AFFECT PERFORMANCE AWARD GRANTS THIS YEAR?

The exchange does not affect our decision to grant or your eligibility to receive performance award grants for this fiscal year. However, as discussed in Question 14 above, we expect to delay the date of the grants and make them on the same date as the replacement option grants.

16.  IS THERE ANY TAX CONSEQUENCE TO MY PARTICIPATION IN THIS EXCHANGE?

If you participate in the exchange, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the cancellation of your existing options or upon receipt of the replacement options. Such cancellation and re-grant will not be taxable events. In any event, we recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer.

Special considerations may apply to employees located abroad. In some countries, the application of local taxation rules may have an impact upon the re-grant. Annex A to this document summarizes potential taxation issues applicable to certain employees outside the United States.
(Page 24)

17. WILL MY REPLACEMENT OPTION BE AN INCENTIVE STOCK OPTION OR A NONQUALIFIED STOCK OPTION?

All replacement options, like the existing options you may elect to exchange, will be nonqualified stock options.
(Page 17)

18.  HOW SHOULD I DECIDE WHETHER OR NOT TO PARTICIPATE?

We understand that this will be a challenging decision for many employees. Participation in the exchange does carry risk, particularly the risk that our stock price will increase before the replacement options are granted, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each employee's assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and our own business and stock price.

In addition, there is a risk that you may forfeit your options in the scenarios described under Questions 21 and 23 and lose your right to exercise in the scenario described under Question 36.

19.  WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Our directors and executive officers are not eligible to participate in the offer. You must make your own decision whether to elect to exchange your options. Our board recognizes that the decision to accept the offer is an individual decision that should be based on a variety of factors. Therefore, you should consult with your personal advisors if you have questions about your financial or tax situation and in deciding whether or not to participate in the offer.
(Page 11)

20.  WHAT IF MY EMPLOYMENT AT KORN/FERRY ENDS BEFORE THE OFFER EXPIRES?

If you elect to exchange your options and, for any reason, your employment with us or our subsidiaries terminates before the expiration of the offer, then you may withdraw your election before such termination. In accordance with the terms and conditions of your outstanding options, you will be able to exercise them for a specified period of time after your termination. If you do not withdraw your election on a timely basis, or if you withdraw your election but do not exercise your outstanding options within the specified period of time following your termination, then you will forfeit those options.
(Page 13)

21.  WHAT IF MY EMPLOYMENT AT KORN/FERRY ENDS BEFORE THE REPLACEMENT GRANT DATE?

If you elect to exchange your options, to receive a grant of replacement options in the offer you must remain an employee of Korn/Ferry or one of our subsidiaries from the date you elect to exchange your options through the date we grant the replacement options. We will not grant the replacement options until on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange, currently scheduled to occur on March 25, 2002. This means that replacement options will not be granted before September 27, 2002. If, for any reason, you are not an employee of Korn/Ferry or one of our subsidiaries from the date you elect to exchange your options through the date we grant the replacement options, then you will not receive any replacement options or any other consideration in exchange for the options you elected to exchange. This means that if you die, become disabled or resign with or without a good reason or we terminate your employment with or without cause before the replacement grant date then you will not receive anything for the options that you elected to exchange and surrendered for cancellation.

Participation in the offer does not confer upon you the right to remain in the employment or other service of Korn/Ferry or any of our subsidiaries.
(Page 13)

22.  WHAT ARE THE CONDITIONS TO THE OFFER?

The offer is not conditioned upon a minimum number of options being elected for exchange, but is subject to a number of conditions described in Section 6 of this document.
(Page 14)

23. WHAT HAPPENS IF A CHANGE IN CONTROL OF KORN/FERRY OCCURS DURING THE OFFER PERIOD OR THE PERIOD AFTER I HAVE SURRENDERED MY OPTIONS BUT BEFORE REPLACEMENT OPTIONS ARE GRANTED?

We are not currently negotiating any transaction which could reasonably be expected to lead to a change in control of Korn/Ferry. However, our board of directors has a duty to consider any change in control proposal that the board believes to be in the best interests of Korn/Ferry and our stockholders. Therefore, at any time before the expiration of this offer, we reserve the right to terminate the offer upon the occurrence of certain events including a third party's proposal, announcement or making or the public disclosure of a tender or exchange offer with respect to some or all of our common stock or a merger or acquisition transaction involving Korn/Ferry. If we decide to terminate the offer upon the occurrence of any such event before the expiration date of the offer, you will keep the existing options you elected to exchange and no replacement options will be granted.

If we are acquired after the date we accept and cancel your existing options and before the replacement grant date, the person that acquires us may not be obligated to honor our offer to exchange your existing options for replacement options and may decide not to do so. In the event that this occurs, you may lose all existing options that you elected to exchange regardless of whether or not they vested prior to our acquisition.
(Page 13)

24. WHAT HAPPENS TO THE VESTING SCHEDULE OF THE REPLACEMENT OPTIONS IF KORN/FERRY IS SUBJECT TO A CHANGE IN CONTROL AFTER THE REPLACEMENT OPTIONS ARE GRANTED?

If we are party to a change in control transaction (as defined in Section 5 of this document) after the replacement grant date, then the replacement options will vest on the date of the change in control to the same extent that the existing options would have been vested on such date.
(Page 13)

25. WHAT HAPPENS IF THE EXERCISE PRICE OF MY REPLACEMENT OPTIONS AGAIN ENDS UP SIGNIFICANTLY HIGHER THAN THE TRADING PRICE OF KORN/FERRY'S STOCK?

We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. We consider this to be a one-time offer and do not expect to make a similar offer again in the foreseeable future, even if the exercise price of your replacement options again ends up significantly higher than the trading price per share of our common stock. As the replacement options will have terms ranging between 4 and 10.5 years from the replacement grant date, there may be long periods of time when the exercise price of your replacement options is higher than the trading price of our common stock. We can provide no assurance as to the price of our common stock at any time in the future.

26.  WHOM MAY I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you may send an email to optionswap@kornferry.com.

SPECIFIC QUESTIONS ABOUT THE EXISTING OPTIONS

27.  WHICH OPTIONS WILL BE CANCELED?

If an employee elects to participate in this offer by exchanging options, only those options that are surrendered for exchange will be canceled.
(Page 12)

28. CAN I CHOOSE WHICH OPTIONS I WANT TO EXCHANGE, IF I HAVE MULTIPLE OPTIONS? CAN I ELECT TO EXCHANGE AN OPTION ONLY AS TO CERTAIN SHARES?

You may elect to exchange any or all of your eligible options granted under the plan. Furthermore, you may elect to exchange an eligible option as to any number of shares or all shares subject to the option. For example, if you currently hold an option to purchase 100 shares of common stock, you may elect to exchange any number of shares up to 100.
(Page 12)

29. CAN I EXCHANGE THE REMAINING PORTION OF AN OPTION THAT I HAVE ALREADY PARTIALLY EXERCISED?

Yes, any remaining outstanding, unexercised portion of eligible options granted to you under the plan can be exchanged.

30. IF I CHOOSE TO PARTICIPATE, WHAT WILL HAPPEN TO MY OPTIONS THAT I ELECT TO EXCHANGE AND THAT KORN/FERRY ACCEPTS FOR EXCHANGE?

If you elect to participate in this offer and we accept the options you elect to exchange, then we will cancel any options, or any portion of such options, that you elect to exchange promptly following the expiration of the offer, currently scheduled to occur on March 25, 2002. Thereafter, you will not have a right to be granted any options until the replacement grant date, when we will grant the replacement options in exchange for the options you elect to exchange.
(Page 13)

SPECIFIC QUESTIONS ABOUT THE REPLACEMENT OPTIONS

31.  WHAT WILL BE MY REPLACEMENT SHARE AMOUNT?

If you elect to participate in this offer, you will receive on the replacement grant date replacement options to purchase a number of shares of our common stock equal to the number of shares of common stock subject to your existing options elected for exchange divided by the following swap ratio corresponding to the applicable exercise price of the existing options:

               Current Exercise Price Range       Swap Ratio
               ----------------------------       --------------
               $13.00 and below                   Not applicable
               $13.01-$15.00                      1.50
               $15.01-$20.00                      1.75
               $20.01-$25.00                      2.50
               $25.01-$30.00                      3.00
               $30.01 and above                   3.50

For example, if you currently hold an option exercisable for $13.00 per share, you would not be eligible to exchange that option in this offer. If you currently hold an option to purchase 100 shares of common stock at an exercise price of $22.00 per share, you would be eligible to swap this option for a replacement option to purchase 40 (100/2.50) shares of our common stock. However, we will not issue any replacement options for fractional shares. Instead, we will round to the nearest whole number. For example, if you currently hold an option to purchase 100 shares at $26.00 per share, you would be eligible to swap this option for a replacement option to purchase 33 (100/3.00, rounded to the nearest whole number) shares of our common stock. (Page 10)

32.  WHAT WILL BE MY REPLACEMENT OPTION EXERCISE PRICE?

The exercise price for the replacement options, which will be granted on the replacement grant date, will be the closing market price of our common stock on the New York Stock Exchange on that date. Because we will not grant replacement options until at least six months and one day after the date we cancel the options accepted for exchange, the replacement options may have a higher exercise price than some or all of your existing options. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your existing options.
(Page 10)

33.  WHEN WILL I RECEIVE MY REPLACEMENT OPTIONS?

We will grant the replacement options on the replacement grant date which will occur no earlier than the first business day that is six months and one day following the date we cancel the existing options, which will take place promptly following the scheduled expiration of the offer. We currently intend to cancel the existing options surrendered for exchange on March 25, 2002; therefore, the replacement grant date will be no sooner than September 27, 2002.
(Page 13)

34. WHY WON'T I RECEIVE THE REPLACEMENT OPTIONS ON THE DAY MY EXISTING OPTIONS ARE CANCELED?

If we were to grant the replacement options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expenses against our earnings. By deferring the grant of the replacement options for at least six months and one day, we believe we will not have to record such compensation expenses.
(Page 23)

35. WHEN WILL I RECEIVE MY REPLACEMENT STOCK OPTION AGREEMENT, AND WHEN WILL I BE ABLE TO EXERCISE?

We anticipate that your replacement stock option agreement will be sent to you within six to eight weeks after the replacement grant date. You will be entitled to exercise your replacement options on or after the date that they vest.
(Page 17)

36.  WHAT WILL BE THE VESTING SCHEDULE OF MY REPLACEMENT OPTIONS?

The vesting schedule of your replacement options will depend on whether or not the options you exchange have vested as of the cancellation date. There are two different vesting schedules for the replacement options as follows:

     . Replacement options exchanged for vested options as of the cancellation date will first vest on the date six months following the replacement grant date, assuming you are still employed by us on such vesting date; and

     . Replacement options exchanged for options that have not yet vested as of the cancellation date will vest in two equal annual installments on the first and second anniversary dates of the replacement grant date, assuming you are still employed by us on such vesting dates.

If, for any reason, you are not employed by Korn/Ferry or one of our subsidiaries on the date your replacement options are scheduled to vest, then you will lose your right to exercise the replacement options regardless of whether your existing options have already vested. For example, if you elect to exchange existing options that have vested as of the cancellation date and you terminate your employment within six months of the replacement grant date, you will lose your right to exercise the replacement options that you received in exchange for your vested existing options.
(Page 17)

37.  WHAT WILL BE THE TERMS AND CONDITIONS OF MY REPLACEMENT OPTIONS?

Each replacement option will be granted under the plan pursuant to a replacement stock option agreement between you and us. Under the replacement stock option agreement, the replacement options will in most cases expire on the eighth anniversary of the replacement grant date. Replacement options granted in exchange for existing options that were originally granted in connection with our initial public offering in February 1999 will expire four years after the replacement grant date. Replacement options granted to employees located in Switzerland will expire 10.5 years after the replacement grant date. The replacement options will have the underlying share amounts, exercise price and vesting schedule described above. In all other respects, the replacement options will have substantially the same terms and conditions as those of the existing options. Section 8 of this document contains a description of the terms of the replacement options.
(Page 17)

38.  CAN I HAVE AN EXAMPLE OF AN EXCHANGE?

What follows is a representative example - your situation is likely to vary in significant respects.

     Assumptions:
     -----------

     Hire date: February 1, 2000
     Number of shares subject to existing stock option: 900 shares
     Existing stock option exercise price: $26.00
     Existing vesting start date: February 1, 2001
     Existing vesting schedule: one-third of the shares (or 300 shares) vest on the existing vesting start date and each anniversary thereafter Original expiration date: February 1, 2010
     Hypothetical closing market price on replacement grant date (on or about
          September 27, 2002): $14.00
     Swap ratio for existing options with exercise price of $26.00: 3.00

Based on the above assumptions, we would cancel your option to purchase 900 shares on March 25, 2002. On the replacement grant date, which would be on or after September 27, 2002, we would grant you an option to purchase 300 shares (900/3.00, rounded to the nearest whole number). Based purely on the hypothetical closing market price of $14.00 on the replacement grant date, your new exercise price would be $14.00. Immediately before cancellation, you would have an existing option which has vested as to 600 shares and which has not vested as to 300 shares. Therefore, your replacement option would vest six months after the replacement grant date on March 27, 2003 as to 200 shares (600/3.00, rounded to the nearest whole number) and on September 27, 2003 as to 50 shares and on September 27, 2004 as to 50 shares. Your replacement option would expire on September 27, 2010 if not exercised prior to such time.

                                   THE OFFER

1.   NUMBER OF OPTIONS; EXPIRATION DATE.

Upon the terms and subject to the conditions of this offer, we will exchange for replacement options to purchase common stock under the plan all eligible outstanding options that are properly elected for exchange and not validly withdrawn before the "expiration date," as defined below. For purposes of this offer, eligible outstanding options are those that have been granted under the plan to our current employees who are not members of the board of directors or executive officers and have an exercise price above $13.00 per share. We will also exchange existing stock appreciation rights granted under the plan with a base price over $13.00 per share for replacement stock appreciation rights on the same terms and conditions that apply to our exchange of options as described throughout this offer.

Under the terms of this offer, eligible participants will be given an opportunity to exchange their existing options for replacement options exercisable for a number of shares of our common stock equal to the number of shares of common stock subject to your existing options elected for exchange divided by the following swap ratio corresponding to the applicable exercise price of the existing options:

          Current Exercise Price Range    Swap Ratio
          ----------------------------    --------------
          $13.00 and below                Not applicable
          $13.01-$15.00                   1.50
          $15.01-$20.00                   1.75
          $20.01-$25.00                   2.50
          $25.01-$30.00                   3.00
          $30.01 and above                3.50

For example, if you currently hold an option exercisable for $13.00 per share, you would not be eligible to exchange that option in this offer. If you currently hold an option to purchase 100 shares of common stock at an exercise price of $22.00 per share, you would be eligible to swap this option for a replacement option to purchase 40 (100/2.50) shares of our common stock. However, we will not issue any replacement options for fractional shares. Instead, we will round to the nearest whole number. For example, if you currently hold an option to purchase 100 shares at $26.00 per share, you would be eligible to swap this option for a replacement option to purchase 33 (100/3.00, rounded to the nearest whole number) shares of our common stock.

The number of shares of common stock subject to the replacement options will be subject to adjustment for any stock split, reverse stock split, stock dividend or similar event.

As of January 31, 2002, options to purchase 8,259,903 shares of our common stock were issued and outstanding under the plan. These options have exercise prices ranging from $7.50 to $42.00. Of these, options to purchase 6,733,886 shares of our common stock have an exercise price above $13.00 and were held by employees who are not executive officers or directors and are thus eligible to participate in this offer. The number of shares of common stock issuable upon exercise of options we are offering to exchange equals approximately 17.8% of the total shares of our common stock outstanding as of January 31, 2002.

The term "expiration date" means 9:00 p.m., Eastern Time, on March 25, 2002, unless we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 of this document for a description of our rights to extend, delay, terminate, and amend the offer.

2.   PURPOSE OF THE OFFER.

We issued the options outstanding under the plan to provide our employees an opportunity to acquire or increase a proprietary interest in Korn/Ferry, thereby creating a stronger incentive to expend maximum effort for our growth and success and to encourage our employees to continue their employment with Korn/Ferry.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. By making this offer to exchange outstanding options for replacement options that will have an exercise price equal to the market value of our common stock on the replacement grant date, we intend to provide our employees with the benefit of owning options that may have a greater potential to increase in value in a shorter period of time. We believe that this will create better performance incentives for our employees and more closely align the interests of our employees with those of our stockholders in increasing stockholder value. We are making this offer to exchange rather than granting additional options because a grant of additional options to each employee who is eligible to participate in the offer would have a severe dilutive impact on our outstanding shares and could have a severe dilutive impact on our earnings per share. Additionally, Korn/Ferry has a limited pool of options that it is allowed to grant per calendar year without stockholder approval, and we must therefore conserve our currently available options for new hires and ongoing grants. Considering the ever-present risks associated with a volatile and unpredictable stock market, and our industry in particular, there is no guarantee that the market price at the replacement grant date (and thus the exercise price of your replacement option) will be less than or equal to the exercise price of your existing option, or that your replacement option will increase in value over time.

Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, or SEC, we presently have no plans or proposals that relate to or would result in:

     . an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (although we have no pending plans or proposals for acquisitions or other business combinations, we expect to consider such matters from time to time in the future);

     . any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     . any material change in our present dividend rate or policy, or our indebtedness or capitalization other than in connection with our bank facility with Bank of America and any refinancing thereof;

     . any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     .    any other material change in our corporate structure or business;

     .    our common stock being delisted from the New York Stock Exchange;

     . our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

     . the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;

     . the acquisition by any person of any of our securities or the disposition of any of our securities; or

     . any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this document and to consult your own investment and tax advisors. You must make your own decision whether to elect to exchange your options.

3.   PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

To elect to exchange your options pursuant to the offer, you must, in accordance with the terms of the accompanying letter of transmittal, properly complete, duly execute and timely deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. Louise Trammel must receive all of the required documents before the expiration date by fax at (310) 553-8640 or by hand or mail at Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and terms.

The method of delivery of all documents, including the letter of transmittal and any other required documents, is at your election and risk. You should allow sufficient time to ensure timely delivery.

We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept promptly after the expiration of the offer your election to exchange options unless it has been validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

Your election to exchange options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of options that you elect to exchange in the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

4.   WITHDRAWAL RIGHTS.

You may only withdraw your election to exchange your options in accordance with the provisions of this Section 4.

You may withdraw in whole or in part your election to exchange options at any time before 9:00 p.m., Eastern Time, on March 25, 2002. If we extend the offer beyond that time, you may withdraw your election to exchange your options at any time until the extended expiration of the offer. In addition, unless we accept your election to exchange your options before 9:00 p.m., Eastern Time, on April 25, 2002, you may withdraw your election to exchange your options at any time after such time.

To validly withdraw your election to exchange your options, you must deliver to us the accompanying written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw your election. The notice of withdrawal must include your name, the grant date, exercise price, and total number of shares included in each option, and the total number of option shares as to which you wish to withdraw your election. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who made the election exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal. Once you withdraw your election to exchange options, you may subsequently elect to exchange options only by again following the letter of transmittal execution and delivery procedures described in Section 3 and making a new election to exchange your options prior to the expiration date.

Neither Korn/Ferry nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.   ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF REPLACEMENT OPTIONS.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date. We currently intend to accept and cancel options that are properly elected for exchange on March 25, 2002; therefore, you will be granted replacement options on the replacement grant date, which will be no sooner than September 27, 2002. If we extend the date on which we will accept and cancel options properly elected for exchange, you will be granted replacement options on or about the first business day at least six months and one day after the date of our acceptance and cancellation of the options elected for exchange, as extended. All options accepted by us pursuant to this offer will be canceled.

For purposes of the offer, we will be deemed to have accepted for exchange options that are validly elected for exchange and not properly withdrawn if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will mail your replacement stock option agreement within six to eight weeks after the replacement grant date.

If you are not an employee of Korn/Ferry or one of our subsidiaries from the date you elect to exchange options through the replacement grant date, you will not receive any replacement options in exchange for your options that have been accepted for exchange. You also will not receive any other consideration for your options you have elected to exchange if you are not an employee from the date you elect to exchange options through the replacement grant date. Therefore, if you leave Korn/Ferry or one of our subsidiaries voluntarily, involuntarily, or for any other reason before your replacement option is granted, you will not have a right to any stock options that were previously canceled, and you will not have a right to the grant of the replacement options that would otherwise have been granted to you on the replacement grant date. However, if your employment is terminated before the expiration date of this offer, you may choose to withdraw your election to exchange options before such termination. In this case, you will keep your existing options and may exercise them in accordance with their terms.

We are not currently negotiating any transaction which could reasonably be expected to lead to a change in control of Korn/Ferry. However, our board of directors has a duty to consider any change in control proposal that the board believes to be in the best interests of Korn/Ferry and our stockholders. Therefore, at any time before the expiration of this offer, we reserve the right to terminate the offer upon the occurrence of certain events including a third party's proposal, announcement or making or the public disclosure of a tender or exchange offer with respect to some or all of our common stock or a merger or acquisition transaction involving Korn/Ferry. If we decide to terminate the offer upon the occurrence of such event before the expiration date of the offer, you will retain your existing options and no replacement options will be granted.

If we are acquired after the date we accept and cancel your existing option and before the replacement grant date, the person that acquires us may not be obligated to honor our offer to exchange your existing options for replacement options and may decide not to do so. In the event that this occurs, you may lose all existing options that you elected to exchange regardless of whether or not they vested prior to our acquisition.

6.   CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the offer, we will not be required to accept any options that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options that you elect to exchange, in each case, subject to certain limitations, if at any time on or after February 25, 2002 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options that you elect to exchange:

     . there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options elected for exchange pursuant to the offer or the issuance of replacement options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Korn/Ferry or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     . there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

          . make the acceptance for exchange of, or issuance of replacement options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

          . delay or restrict our ability, or render us unable, to accept for exchange, or issue replacement options for, some or all of the options elected for exchange;

          .  materially impair the contemplated benefits of the offer to us; or

          . materially and adversely affect the business, condition (financial or other), income, operations or prospects of Korn/Ferry or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     .  there has occurred:

          . any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, the Nasdaq Stock Market or in any over-the-counter market;

          . the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

          . the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

          . any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

          . any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Korn/Ferry or our subsidiaries or on the trading in our common stock;

          . any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Korn/Ferry or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

          . in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

          . any decline in either the Dow Jones Industrial Average or the Standard and Poor's 500 Index by an amount in excess of 10% measured during any time period after the close of business on February 25, 2002;

     . there has occurred any change in generally accepted accounting principles that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

     . a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

          . any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before March 25, 2002;

          .  any such person, entity or group that has filed a Schedule 13D or
             Schedule 13G with the SEC on or before March 25, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

          . any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

     . any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Korn/Ferry or our subsidiaries that, in our reasonable judgment, is or may be material to Korn/Ferry or our subsidiaries.

The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.   PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our common stock has been quoted on the New York Stock Exchange under the symbol "KFY" since our initial public offering on February 17, 1999. Our fiscal year runs from May 1 through April 30. The following table sets forth, for the periods indicated, the high and low closing market prices per share of our common stock as reported on the New York Stock Exchange for each of our fiscal quarters since May 1, 1999:

                                                                  High     Low
                                                                 ------  -------
FISCAL YEAR 2000
First Quarter................................................... $17.00   $11.88
Second Quarter..................................................  24.94    12.50
Third Quarter...................................................  37.44    20.94
Fourth Quarter..................................................  42.44    21.69

FISCAL YEAR 2001
First Quarter................................................... $35.81   $21.38
Second Quarter..................................................  39.94    29.69
Third Quarter...................................................  38.00    18.00
Fourth Quarter..................................................  19.99    15.53

FISCAL YEAR 2002
First Quarter................................................... $23.78   $15.02
Second Quarter..................................................  15.66     6.88
Third Quarter...................................................  11.16     7.10
Fourth Quarter (through February 21, 2002)......................   8.87     6.45

As of February 21, 2002, the closing market price of our common stock as reported on the New York Stock Exchange was $6.45 per share.

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

8.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS.

We will issue replacement options to purchase common stock under the plan in exchange for outstanding eligible options as to which proper elections to exchange are made and not withdrawn and which are accepted for exchange by us. The number of shares of common stock subject to replacement options to be granted to each option holder will be equal to the number of shares of common stock subject to your existing options elected for exchange divided by the following swap ratio corresponding to the applicable exercise price of the existing options:

          Current Exercise Price Range    Swap Ratio
          ----------------------------    ----------
          $13.00 and below                Not applicable
          $13.01-$15.00                   1.50
          $15.01-$20.00                   1.75
          $20.01-$25.00                   2.50
          $25.01-$30.00                   3.00
          $30.01 and above                3.50

However, we will not issue any replacement options for fractional shares as previously described in Section 1 of this document. The number of shares of common stock subject to the replacement options will be subject to adjustment for any stock split, reverse stock split, stock dividend or similar event.

The replacement options will be issued under the plan pursuant to a replacement stock option agreement with each option holder who has elected to exchange options in the offer. Within six to eight weeks of the replacement grant date, we will send the replacement stock option agreements to each option holder who elected to exchange options and whose options were accepted for exchange and canceled. Each such option holder will need to sign and return that agreement to us.

The replacement options will have the following vesting schedules. Replacement options exchanged for vested options as of the cancellation date will first vest on the date six months following the replacement grant date assuming you are still employed by Korn/Ferry on such vesting date. Replacement options exchanged for options not yet vested as of the cancellation date will vest in two equal annual installments on the first and second anniversary dates of the replacement grant date assuming you are still employed by Korn/Ferry on such vesting dates.

The exercise price for the replacement options, which will be granted on the replacement grant date, will be the closing market price of our common stock on the New York Stock Exchange on that date.

In most cases, the replacement options will expire on the eighth anniversary date of the replacement grant date. Replacement options granted in exchange for existing options that were originally granted in connection with our initial public offering in February 1999 will expire four years after the replacement grant date. Replacement options granted to employees located in Switzerland will expire 10.5 years after the replacement grant date.

In all other respects, the replacement options will have substantially the same terms and conditions as those of the existing options. See Section 10 of this document for a summary of the terms and conditions of the existing options under the plan.

All shares of our common stock issuable under the plan, including those subject to replacement options, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are an affiliate of Korn/Ferry, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9.   INFORMATION CONCERNING KORN/FERRY.

Korn/Ferry International, with close to 100 offices in 38 countries, is the world's leading provider of recruitment solutions. Korn/Ferry works closely with clients to provide solutions tailored to their recruitment and assessment needs, through Korn/Ferry's executive search business, identifying CEOs, COOs, CFOs, board members and other senior-level executives, through Korn/Ferry's Management Assessment business, which provides evaluation of senior management teams, and through Futurestep, which combines the power of the Internet with Korn/Ferry's proprietary assessment tools and search expertise to fill the demand for middle managers. Our fiscal year runs from May 1 to April 30 with each fiscal year ending on April 30 of the corresponding calendar year. Our principal executive offices are located at 1800 Century Park East, Suite 900, Los Angeles, California 90067. Our telephone number is (310) 552-1834. Additional information about Korn/Ferry is available from the documents described in Section 16.

The following selected consolidated financial data for the two-year period ended April 30, 2001 and the six-month periods ended October 31, 2000 and October 31, 2001 are derived from and qualified by reference to our consolidated financial statements. You should read these data in conjunction with the financial statements, related notes and other financial information included or incorporated by reference in documents referred to in Section 16.

                                                                               Six Months Ended
                                                                               ----------------
                                                          Year Ended April 30,    October 31,
                                                          --------------------    -----------
                                                             2000      2001      2000     2001
                                                             ----      ----      ----     ----
                                                      (dollars in thousands, except per share data)
Consolidated Statement of Operations:
Revenue...............................................     $500,743  $653,777  $347,244 $223,392
Compensation and benefits.............................      298,908   387,776   209,339  148,902
General and administrative expenses...................      147,030   203,094   105,777   77,238
Asset impairment and restructuring charges............            -         -         -   84,267
Interest income and other income, net.................        7,402     4,813     2,317    1,367
Interest expense......................................        4,436     7,421     3,775    3,714
                                                           --------  --------  -------- --------

   Income (loss) before provision for income taxes
    and non-controlling shareholders' interest........       57,771    60,299    30,670  (89,362)
(Benefit from) provision for income taxes.............       24,126    25,326    12,685  (13,546)
Non-controlling shareholders' interest................        2,834     3,960     1,870    1,910
                                                           --------  --------  -------- --------
   Net income (loss)..................................     $ 30,811  $ 31,013  $ 16,115 $(77,726)
                                                           ========  ========  ======== ========
Basic earnings (loss) per common share................     $   0.85  $   0.83  $   0.43 $  (2.07)
                                                           ========  ========  ======== ========
Basic weighted average common shares outstanding......       36,086    37,266    37,081   37,539
                                                           ========  ========  ======== ========
Diluted earnings (loss) per common share..............     $   0.82  $   0.81  $   0.42 $  (2.07)
                                                           ========  ========  ======== ========
Diluted weighted average common shares................       37,680    38,478    38,656   37,539
                                                           ========  ========  ======== ========

Consolidated Balance Sheet Data (at period end):
Current assets........................................     $267,838  $226,402  $219,326 $178,138
Total assets..........................................     $475,994  $500,329  $491,102 $403,488
Current liabilities...................................     $184,790  $171,194  $168,179 $146,278
Total liabilities.....................................     $241,550  $226,877  $230,767 $202,192
Non-controlling shareholders' interest................     $  3,220  $  3,286  $  3,685 $  4,503
Total shareholders' equity............................     $231,224  $270,166  $256,650 $196,793
Book value per common share...........................     $   6.29  $   7.20  $   6.86 $   5.21

In our Form 10-Q for the quarterly period ended October 31, 2001, we disclosed that we were not in compliance with the fixed charge coverage and leverage ratios under our credit agreement with Bank of America. We are continuing to work with the bank to amend the facility but have not reached agreement. In any event, we expect that we will need to refinance the facility prior to its maturity on November 2, 2002. If we are unable to refinance this facility and our notes due to shareholders that mature in December 2002 and April 2003, we may be unable to meet such obligations with our cash flow from operations. If we cannot repay such obligations when due, we may not be able to continue our operations as they are currently conducted. In addition, we may need to reduce working capital or capital expenditures or take other actions with respect to our business in order to conserve cash in the meantime. We are actively working and considering alternatives to resolve these issues.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The directors and executive officers of Korn/Ferry and their positions and offices as of February 25, 2002 are set forth in the following table:

NAME                     POSITIONS AND OFFICES HELD
----                     --------------------------
Paul C. Reilly           Chairman of the Board and Chief Executive Officer
Gary C. Hourihan         Executive Vice President, Organizational Development
Donald E. Jordan         Senior Vice President, Finance and Interim Chief
                         Financial Officer
Peter L. Dunn            General Counsel
James E. Barlett         Director
Frank V. Cahouet         Director
Richard M. Ferry         Director
Sakie Fukushima          Director
Patti S. Hart            Director
Charles D. Miller        Director
Windle B. Priem          Director
Gerhard Schulmeyer       Director
Mark C. Thompson         Director

The address of each director and executive officer is: c/o Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

Please see our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on August 21, 2001, for information regarding the amount of our securities beneficially owned by our executive officers and directors other than Donald E. Jordan as of August 1, 2001. As of February 25, 2002, Donald E. Jordan is the beneficial owner of 82,433 shares of our common stock which includes the right to acquire beneficial ownership of 18,301 shares of common stock within 60 days through the exercise of options granted under the plan.

Our former Chief Financial Officer and Executive Vice President, Elizabeth S.C.S. Murray, sold 32,737 shares of our common stock on December 19, 2001 for $10.02 per share. Other than this transaction, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Korn/Ferry, or to our knowledge, by any executive officer, director, affiliate or subsidiary of Korn/Ferry. Our directors and executive officers are ineligible to participate in the this offer to exchange.

The terms and conditions of existing options under the plan are set forth in the plan and the stock option agreement you entered into in connection with the grant. The following description summarizes the material terms and conditions of the plan, which was adopted by our board and approved by our stockholders in August 1998 and later amended in April 2001.

General. The number of shares of common stock that may be granted under the plan is 13,000,000, which number is subject to adjustment in the event of a corporate event that affects common stock (e.g. share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or similar event). Such adjustments may be made by the Compensation Committee. Shares available under the plan may be drawn, in whole or in part, from unissued shares of common stock or treasury shares.

The purpose of the plan is to promote our success and the interests of our stockholders by attracting, motivating, retaining and rewarding directors, officers, employees and other eligible persons with awards and incentives for high levels of individual performance and improved company financial performance; to attract, motivate and retain experienced and knowledgeable independent directors through the benefits provided under the plan; and to further align their respective interests with those of our stockholders through awards of stock-based incentives. The granting of performance awards pursuant to the plan has been and will continue to be an important part of the compensation of our employees.

Awards under the plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted individually or in combination with other awards. Any cash bonuses and other performance awards under the plan will depend upon the extent to which performance goals set by our board or the Compensation Committee are met during the performance period. Awards under the plan generally will be nontransferable by the holder of the award (other than by will or the laws of descent and distribution). During the holder's lifetime, rights under the plan generally will be exercisable only by the holder, subject to such exceptions as may be authorized by the Compensation Committee in accordance with the plan. No incentive stock option may be granted at a price that is less than the fair market value of the common stock (110% of fair market value of the common stock for certain participants) on the date of grant. Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Typically, the participant may vote restricted stock, but any dividend on restricted shares will be held in escrow subject to forfeiture until the shares have vested. No more than 350,000 shares will be available for restricted stock awards, subject to exceptions for restricted stock awards based on past service, deferred compensation and performance awards.

The maximum number of shares subject to those options and SARs that are granted during any one calendar year to any one individual is limited to 700,000 shares while the maximum number of shares subject to all awards (either performance or otherwise) that may be granted to an individual in the aggregate in any one calendar year is 1,050,000. A non-employee director may not receive awards in respect of more than 50,000 shares in the aggregate in any one calendar year. With respect to cash-based performance awards, no more than $2.5 million per year, per performance cycle may be awarded to any one individual. No more than one performance cycle may begin in any one year with respect to cash-based performance awards.

Section 162(m) Performance-Based Awards. In addition to options and SARs granted under other provisions of the plan, performance-based awards payable in cash or shares within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, which depend on the achievement of pre-established financial performance goals, may be granted under the plan. The specific performance goals will be set by a qualified committee of our board created for these purposes and the specific targets will be set by the Compensation Committee when their attainment is substantially uncertain. The permitted performance goals under the plan may include any one or more of the following: revenue growth, net earnings (before or after taxes or before or after interest, taxes, depreciation and amortization), cash flow, return on equity, return on assets or return on net investment, or cost containment or reduction. The applicable performance cycle may not be less than one nor more than seven years, or five years in respect of such awards payable only in cash.

Administration. The plan will be administered by our board or a committee appointed by our board, referred to as the Compensation Committee. The Compensation Committee will have broad authority to:

     .    designate recipients of discretionary awards,

     . determine or modify (subject to any required consent) the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates,

     .    approve the form of award agreements,

     . determine specific objectives and performance criteria with respect to performance awards, and

     .    construe and interpret the plan.

The Compensation Committee will have the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

Change in Control. Upon a change in control event, each option and SAR will become immediately exercisable; restricted stock will immediately vest free of restrictions; and the number of shares, cash or other property covered by each performance share award will be issued to the holder, unless the Compensation Committee determines to the contrary. A "change in control event" is defined generally to include

     . certain changes in a majority of the membership of our board over a period of two years or less,

     . the acquisition of more than 30% of our outstanding voting securities by any person other than us, any of our benefit plans or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates, or

     . stockholder approval of a transfer of substantially all of our assets, the dissolution or liquidation of us, or a merger, consolidation or reorganization (other than with an affiliate) whereby stockholders hold or receive less than 70% of the outstanding voting securities of the resulting entity after such event.

In addition, if any participant's employment is terminated by us for any reason other than for cause either in express anticipation of, or within one year after a change in control event, then all awards held by that participant will vest in full immediately before his or her termination date.

The Compensation Committee may also provide for alternative settlements (including cash payments), the assumption or substitution of awards or other adjustments in the change in control context of any other reorganization of us.

Plan Amendment, Termination and Term. Our board has the authority to amend, suspend or discontinue the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. The plan may be amended by our board without stockholder approval unless such approval is required by applicable law.

The plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. No award can be made after August 4, 2008. Awards may remain exercisable for a period of time determined by the Compensation Committee after termination of employment for certain reasons, after which, to the extent not exercised, such awards terminate.

Automatic Grants to Non-Employee Directors. Under the plan, each person who is not an officer or employee and who is or thereafter becomes a director will be automatically granted a nonqualified stock option to purchase 2,500 shares of common stock on the date the person takes office, at an exercise price equal to the market price of the common stock at the close of trading on that date. In addition, on the day of the annual shareholders meeting in each calendar year beginning in 1999 and continuing for each subsequent year during the term of the plan, each then-continuing non-employee director will be granted a nonqualified stock option to purchase 2,500 shares of common stock at an exercise price equal to the market price of the common stock at the close of trading on that date. Non-employee directors may also be granted discretionary awards. All automatically granted non-employee director stock options will have a ten-year term and will be immediately exercisable. If a non-employee director's services are terminated for any reason, any automatically granted stock options held by such non-employee director that are exercisable will remain exercisable for twelve months after such termination of service or until the expiration of the option term, whichever occurs first. Automatically-granted options are subject to the same adjustment, change in control, and acceleration provisions that apply to awards generally, except that any changes or board or Compensation Committee actions (1) will be effected through a stockholder approved reorganization agreement or will be consistent with the effect on options held by other than executive officers and (2) will be consistent in respect of the underlying shares with the effect on stockholders generally. Any outstanding automatic option grant that is not exercised prior to a change in control event in which we are not to survive will terminate, unless such option is assumed or replaced by the surviving corporation.

Payment for Shares. The exercise price of options and other awards may be paid in cash, promissory note or (subject to certain restrictions) shares of common stock. We may finance the exercise or purchase and (subject to any applicable legal limits) offset shares to cover the exercise or purchase price and withholding taxes.

Federal Tax Consequences. The current federal income tax consequences of awards authorized under the plan follow certain basic patterns. Generally, awards under the plan that are includable in income of the recipient at the time of award or exercise (such as nonqualified stock options, SARs, restricted stock and performance awards) are deductible by us, and awards that are not required to be included in income of the recipient at such times (such as incentive stock options) are not deductible by us.

Non-Exclusive Plan. The plan is not exclusive. Our board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

You may obtain copies of the plan as described below.

Important note. The statements in this document concerning the plan and the options granted under the plan are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the plan and the form of stock option agreement under the plan. Please contact us at optionswap@kornferry.com to receive a copy of the plan or form of stock option agreement. We will promptly furnish you copies of these documents at our expense.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of replacement options and additional options under the plan and for issuance upon the exercise of such options. These shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that Korn/Ferry will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any replacement options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange and the exercise price of all replacement options will equal the market value of the common stock on the date we grant the replacement options.

If we were to grant any options to any option holder before the scheduled replacement grant date, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the replacement options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the replacement options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the replacement options.

For the foregoing reasons, if you participate in this offer and we accept and cancel the options you elect to exchange, we will not grant you any options within the six-month period following the date we cancel your existing options. In other words, if we accept and cancel your existing options as scheduled on March 25, 2002, you will not receive any grants until September 27, 2002 or later. As a result, we expect to delay the date of our performance award grants and make them on the same date as the replacement option grant.

12.  LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of replacement options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept options elected for exchange and to issue replacement options for options elected for exchange is subject to conditions, including the conditions described in Section 6 of this document.

13.  MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

Under current law, you will not realize taxable income upon the cancellation of existing nonqualified stock options or upon the grant of a replacement nonqualified stock option. However, when you exercise such option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable withholding requirements.

The subsequent sale of the shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

Special considerations may apply to employees located abroad. Potential tax issues that may apply to certain employees located outside the United States are summarized in Annex A to this document.

We recommend that you consult your own tax advisor with respect to the federal, foreign, state and local tax consequences of participating in the offer.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 of this document has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written, or electronic notice of such extension to the option holders.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options that you elect to exchange upon the occurrence of any of the conditions specified in Section 6 of this document, by giving oral, written, or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the offer to exchange.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any such dissemination.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in the amount of consideration or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action and extend the expiration date to the tenth business day after the date such notice is given (unless the expiration date as originally scheduled is already on or after such tenth business day):

     . we increase or decrease the amount of consideration offered for the options;

     . we decrease the number of options eligible to be elected for exchange in the offer; or

     . we increase the number of options eligible to be elected for exchange in the offer such that the shares of common stock underlying the increased options exceed by 2% the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

15.  FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this offer to exchange.

16.  ADDITIONAL INFORMATION.

With respect to the offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that, in addition to this offer to exchange and letter of transmittal, you review the Schedule TO, including its exhibits, before making a decision on whether or not to tender your options. We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance with that act, are obligated to file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Such reports, proxy statements and other information, including:

     . our annual report on Form 10-K for our fiscal year ended April 30, 2001, filed with the SEC on July 30, 2001 and amended on Form 10-K/A filed with the SEC on August 21, 2001;

     . our quarterly report on Form 10-Q for our fiscal quarter ended July 31, 2001, filed with the SEC on September 14, 2001;

     . our quarterly report on Form 10-Q for our fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001;

     . our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on August 21, 2001; and

     . the description of our common stock included in our registration statement on Form 8-A filed with the SEC on September 22, 1998, and any amendment or report filed for the purpose of updating such descriptions may be examined, and copies may be obtained, at the SEC public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

Our common stock is quoted on the New York Stock Exchange under the symbol "KFY," and our SEC filings can be read at the offices of the New York Stock Exchange.

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may send requests to:

          Korn/Ferry International
          Attention: Investor Relations
          1800 Century Park East, Suite 900
          Los Angeles, California 90067

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this offer to exchange about Korn/Ferry should be read together with the information contained in the documents to which we have referred you.

17.  FORWARD LOOKING STATEMENTS.

This offer to exchange and our SEC reports referred to above include "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements about our future that are not statements of historical fact. Examples of forward-looking statements include projections of earnings, revenues or other financial items, statements of the plans and objectives of management for future operations, statements concerning proposed new products or services, statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, you can identify these statements by the use of words such as "may", "will", "expects", "should", "believes", "predicts", "plans", "anticipates", "estimates", "potential", "continue" or the negative of these terms, or any other words of similar meaning. These statements are only predictions. Any or all of our forward-looking statements in this offer to exchange, the documents filed by us with the SEC, including our annual report on Form 10-K filed on July 30, 2001 and amended on Form 10-K/A filed with the SEC on August 21, 2001 and our quarterly reports on Form 10-Q filed on September 14, 2001 and December 17, 2001, and in any other public statements we might make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual events or results may differ materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Korn/Ferry International                                       February 25, 2002

                                    ANNEX A

       SPECIAL TAX CONSEQUENCES FOR EMPLOYEES OUTSIDE THE UNITED STATES

If you are a non-U.S. based employee of Korn/Ferry International, Inc. or one of our subsidiaries, there are certain foreign tax consequences of the Offer that may apply to you depending on your tax status for foreign tax purposes. We strongly recommend that you contact your personal tax advisor to assist you in identifying any foreign tax implications this transaction may present for you.

EMPLOYEES IN AUSTRALIA

The following is a summary of the potential Australian income tax consequences on the exchange of eligible options pursuant to the Offer. This summary is based on Australian tax law as of the date of this Offer document. Australian tax law is subject to change. This summary does not discuss all of the tax consequences that may be relevant in your particular circumstance. All international option holders should consider obtaining professional advice regarding the applicability of foreign tax laws.

Taxation of stock options would normally occur upon exercise in Australia. It is possible that this transaction wherein your existing stock options are cancelled and you receive replacement stock options no less than six months and one day later will be deemed an exchange by the Australian tax authorities. If the cancellation of existing stock options and issuance of replacement stock options is deemed to be an exchange, you may have a taxable event upon the grant of the replacement options. Your tax liability would be based upon the tax authorities' deemed value of the replacement options. Because Korn/Ferry Australia has no tax withholding or reporting responsibility with respect to this transaction, the determination of any tax implications will be entirely your responsibility.

EMPLOYEES IN BELGIUM

The following is a summary of the potential Belgian income tax consequences on the exchange of eligible options pursuant to the Offer. This summary is based on Belgian tax law as of the date of this Offer document. Belgian tax law is subject to change. This summary does not discuss all of the tax consequences that may be relevant in your particular circumstance. All international option holders should consider obtaining professional advice regarding the applicability of foreign tax laws.

Stock options are taxable at grant in Belgium under one of two valuation methods prescribed by the Belgian tax authorities. Based on an eight year option life, the taxable value will be either 9 percent or 18 percent of the aggregate value of the underlying shares at grant. The aggregate value of the underlying shares at grant is equal to the exercise price of the option multiplied by the number of option shares granted. The taxable value percentage that applies to you will depend on your individual option grant. If you declare in writing to Korn/Ferry International that you will not exercise your stock options prior to the end of the third calendar year after the year in which your replacement grants are issued (i.e. you will not exercise before January 1, 2006), you will be taxed at the 9 percent rate at grant. If you do not make this written representation, you will be taxed at the 18 percent rate at grant. Because Korn/Ferry Belgium has no tax withholding responsibility with respect to this transaction, no taxes will be withheld upon grant or vesting of your replacement options. Korn/Ferry Belgium does have an obligation to report any taxable benefit attributable to you at grant or vesting.

EMPLOYEES IN THE NETHERLANDS

The following is a summary of the potential Netherlands income tax consequences on the exchange of eligible options pursuant to the Offer. This summary is based on Netherlands tax law as of the date of this Offer document. Netherlands tax law is subject to change. This summary does not discuss all of the tax consequences that may be relevant in your particular circumstance. All international option holders should consider obtaining professional advice regarding the applicability of foreign tax laws.

Taxation of stock options would normally occur upon vesting in the Netherlands. It is possible to defer the income taxation until exercise by electing a deferral of taxation prior to vesting. Social security taxes will be due at vesting and cannot be deferred. It is possible that this transaction wherein your existing stock options are cancelled and you receive replacement stock options no less than six months and one day later will be deemed a taxable transaction by the Dutch tax authorities. The Dutch tax authorities may deem the new option grant to be consideration for the cancellation of your old stock options. If the Dutch tax authorities deem the grant of replacement options to be in consideration for the cancellation of your old stock options, you may have a taxable event upon the grant of the replacement options. Your tax liability would be based upon the tax authorities' deemed value of the replacement options. Korn/Ferry is seeking a ruling from the Netherlands' tax authorities to determine whether this is a taxable transaction. Because Korn/Ferry Netherlands has a withholding and reporting responsibility for this transaction if it is deemed to be a taxable transaction, Korn/Ferry Netherlands will withhold the appropriate tax amounts, if any, when due. You may be eligible for a credit for taxes paid at vesting for your forfeited options which are cancelled. The ruling we are seeking will not address this issue. It is your responsibility to determine whether you are eligible for a credit.

EMPLOYEES IN SWEDEN

The following is a summary of the potential Swedish income tax consequences on the exchange of eligible options pursuant to the Offer. This summary is based on Swedish tax law as of the date of this Offer document. Swedish tax law is subject to change. This summary does not discuss all of the tax consequences that may be relevant in your particular circumstance. All international option holders should consider obtaining professional advice regarding the applicability of foreign tax laws.

Taxation of stock options would normally occur upon exercise in Sweden. An exchange of stock options is a taxable event. It is possible that this transaction wherein your existing stock options are cancelled and you receive replacement stock options no less than six months and one day later will be deemed an exchange by the Swedish tax authorities. It is also possible that the facts and circumstances of this transaction are such that the cancellation and reissuance are not deemed to be an exchange. If the cancellation of existing stock options and issuance of replacement stock options is deemed to be an exchange, you may have a taxable event upon the grant of the replacement options. Korn/Ferry is seeking a ruling from the Swedish tax authorities to determine whether this is a taxable transaction. Because Korn/Ferry Sweden has a withholding and reporting responsibility for this transaction if it is deemed to be a taxable transaction, Korn/Ferry Sweden will withhold the appropriate tax amounts, if any, when due.

EMPLOYEES IN SWITZERLAND

The following is a summary of the potential Swiss income tax consequences on the exchange of eligible options pursuant to the Offer. This summary is based on Swiss tax law as of the date of this Offer document. Swiss tax law is subject to change. This summary does not discuss all of the tax consequences that may be relevant in your particular circumstance. All international option holders should consider obtaining professional advice regarding the applicability of foreign tax laws.

Taxation of stock options with a life of ten years or less would normally occur at grant in Switzerland. Stock options with a life exceeding ten years would normally be taxed upon exercise in Switzerland. Because the replacement options in Switzerland will have a life greater than ten years (i.e. 10.5 years), they will be taxed upon exercise. Therefore, participation in the option exchange program should not result in any incremental tax obligation until the replacement options are exercised. If you are taxed at grant on your new stock options, you may be eligible for a tax credit for any taxes paid upon the grant of your cancelled stock options. It is your responsibility to determine whether you are eligible for a credit. Because Korn/Ferry Switzerland has a social security tax withholding and reporting responsibility for this transaction, Korn/Ferry Switzerland will withhold the appropriate social security tax amounts when due.

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